04002789

ES

SECURI[illegible] GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW YORK GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, Suite 1301
(No. and Street)

NEW YORK, NY 10006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VITO MARANGELLI 212-791-2920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STANLEY E. GINSBERG, CPA
(Name – *if individual, state last, first, middle name*)

C/O GINSBERGWEISS LLP 1 BLUE HILL PLAZA, PEARL RIVER NY 10965
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLORIA SCHEIMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW YORK GLOBAL SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gloria Scheiman
Signature

President & CCO
Title

CYRUS B. ADLER
NOTARY PUBLIC, State of New York
No. 4974260
Qualified in Ulster County
Commission Expires Nov. 19, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW YORK GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

NEW YORK GLOBAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2003

NEW YORK GLOBAL SECURITIES, INC.
DECEMBER 31, 2003

TABLE OF CONTENTS

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
New York Global Securities, Inc.

We have audited the accompanying statement of financial condition of New York Global Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant of rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New York Global Securities, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GinsbergWeiss, LLP
February 2, 2004

GinsbergWeiss LLP

EXHIBIT "A"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash in banks - unrestricted	$ 167,778
Receivable from broker-dealer and clearing organizations	71,992
Prepaid expenses	14,555
Clearing organization and other deposits	38,842
Not readily marketable securities, at cost	3,300
Furniture, fixtures, and equipment - net of accumulated depreciation of $31,914	10,214
Security deposits	2,514
Deferred tax asset	38,000
Total assets	$ 347,195

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 30,755
Accrued expenses	6,000
Income taxes payable - current	16,510
Total liabilities	53,265
Stockholders' equity	
Common stock - no par, 1,000,000 shares authorized, 50,000 issued and outstanding	50,000
Additional paid-in capital	671,472
Accumulated deficit	(427,542)
Stockholders' equity	293,930
Total liabilities and stockholders' equity	$ 347,195

See accountants' audit report and accompanying notes.

EXHIBIT "B"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Income	
Commissions	$ 542,218
Service	20,650
Trading	464
Interest and dividends	11,974
Other income	137
Total income	575,443
General and administrative expenses	
Commissions	332,320
Licenses and fees	17,707
Rent	16,018
Depreciation	13,653
Accounting	9,760
Salaries and wages	9,358
Clearance charges	7,834
Insurance	3,215
Trade loss	2,854
Postage	1,991
Office	1,885
Telephone	1,310
Leasing/quote systems	1,140
Computer expense	1,003
Interest and bank charges	515
Repairs and maintenance	451
Advertising	320
Dues and subscriptions	235
Total general and administrative expenses	421,569
Income before provision for income taxes	153,874
Provision for income taxes - current	16,510
- deferred	(38,000)
	(21,490)
Net income	$ 175,364

See accountants' audit report and accompanying notes.

EXHIBIT "C"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in-capital	Accumulated Deficit	Total
Balance - January 1, 2003	$ 50,000	$ 625,704	$ (584,823)	$ 90,881
Prior period adjustment net of income tax impact	-0-	-0-	(4,709)	(4,709)
Adjusted balance - January 1, 2003	50,000	625,704	(589,532)	86,172
Additions	-0-	45,768	-0-	45,768
Net income	-0-	-0-	175,364	175,364
Distributions	-0-	-0-	(13,374)	(13,374)
Balance - December 31, 2003	$ 50,000	$ 671,472	$ (427,542)	$ 293,930

See accountants' audit report and accompanying notes.

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

NONE

See accountants' audit report and accompanying notes.

EXHIBIT "E"

NEW YORK GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net income	$ 175,364
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	(38,000)
Changes in operating assets and liabilities	
Increase in receivable from broker-dealer and clearing organizations	(64,049)
Increase in prepaid expenses	(12,932)
Decrease in clearing organization and other deposits	7
Increase in security deposits	(48)
Increase in accounts payable	21,513
Decrease in payroll taxes payable	(13)
Increase in accrued expenses	6,000
Increase in income taxes payable - current	16,510
Net cash provided by operating activities	104,352
Cash flows from investing activities	
Disposal of fixed assets	14,195
Paid in capital	45,768
Net cash provided by investing activities	59,963
Net increase in cash	164,315
Cash - beginning of year	3,463
Cash - end of year	$ 167,778

Supplemental disclosure of cash flow information

Cash paid during the year for	
Interest	$ 10
Taxes	$ 800

Supplemental schedule of non-cash financing activities

Non-cash distribution of property	$ 13,374

See accountants' audit report and accompanying notes.

SCHEDULE 1

NEW YORK GLOBAL SECURITIES, INC.
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2003

Total ownership equity qualified for net capital	$ 293,930
Deductions for non-allowable assets	
Furniture, fixtures and equipment - net of accumulated depreciation	10,214
Security deposits	2,514
Not readily marketable securities, at cost	3,300
Deferred tax asset	38,000
Prepaid expense	14,555
Total non-allowable assets	68,583
Net capital before haircuts	225,347
Haircuts	
Stocks and warrants	-0-
Money markets	-0-
Municipal bonds	-0-
Corporate bonds	-0-
Net capital	225,347
Less: minimum net capital requirements	
Aggregate indebtedness method	3,452
Statutory minimum	5,000
	5,000
Capital in excess of all requirements	220,347
Aggregate indebtedness	
Accounts payable	30,755
Accrued expenses	6,000
Income taxes payable - current	16,510
Total aggregate indebtedness	$ 53,265

Capital ratio - (Maximum Allowance 1500%)

Aggregate indebtedness	53,265	
	---------	= 23.64%
Net Capital	225,347	

See accountants' audit report and accompanying notes.

SCHEDULE 1

NEW YORK GLOBAL SECURITIES, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1
COMPUTATION UNDER S.E.C. RULE 15c3-1

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 91,932	$ 186,680
Tax expense	(44,667)	44,667
Haircuts	-0-	-0-
Other accruals	6,000	(6,000)
Balance per financial statement	$ 53,265	$ 225,347

See accountants' audit report and accompanying notes.

Note 1. Nature of business

New York Global Securities, Inc. (the "Company") was incorporated on October 5, 1998 in the State of California. It was formerly known as The Priority Securities Company. The Company was formed for the purpose of conducting business as a broker/dealer in securities and is registered with the Securities and Exchange Commission (S.E.C.). The Company is a member of the National Association of Security Dealers (NASD).

Note 2. Significant accounting policies

Revenue recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Depreciation

Depreciation is provided using both straight line and accelerated methods over the estimated useful lives of the assets as follows:

	Estimated Useful Lives
Furniture, fixtures and equipment	3-7 years

Cash flows statement

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3. Furniture, fixtures and equipment

Furniture, fixtures and equipment are summarized as follows:

Furniture, fixtures and equipment	$ 42,131
Less: accumulated depreciation	(31,914)
	$ 10,214

Note 4. Net capital

Under the computation of the net capital rule, the Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6.67 percent of "Aggregate Indebtedness" as those terms are defined in the rule. At December 31, 2003 the Company had a net requirement of $5,000 and net capital of $225,347.

Note 5. Income taxes

The Company is subject to Federal and State corporation taxes. Income taxes currently payable are based on the taxable income for the year.

The provision for income taxes consists of the following:

Current:	
Federal	$ 1,510
State	15,000
	$ 16,510

Deferred taxes arise primarily from the use of net operating losses sustained in years 1998 through 2002 and will expire between 2018 and 2022.

Note 6. Related party transactions

The Company has entered into an expense sharing arrangement with its stockholder in connection with certain operating expenses. The allocation is determined as between the related parties. Pursuant to this agreement, the Company will record all of these expenses with offsetting entries to the capital account of the Company. Such amounts shall constitute additional capital contributions. Subsequent to the balance sheet date, the agreement was amended to require the Company to directly pay its own incurred expenses.

Note 7. Commitments and contingencies

The Company occupies office space pursuant to an operating sublease entered into by its stockholder. The primary lease expires on April 29, 2005. The future annual non-cancelable aggregate rentals are as follows:

December 31,	Amount
2004	$ 72,708
2005	24,396

Note 8. Accounting changes

Pursuant to FASB 16, the Company has recorded the following accounting change as a prior period adjustment. Pursuant to SOP 98-5, start-up costs, including organization costs, are to be expensed as incurred. Accordingly, the unamortized portion of start-up costs as of January 1, 2003 has been written off as a prior period adjustment. The impact is to reduce opening retained earnings by $4,709, net of the income tax effect.

Note 9. Financial instruments and concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparts include broker dealers, clearing organizations and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to credit risk.

From time to time, the Company's cash position held in a commercial bank may exceed the amount guaranteed by the Federal Deposit Insurance Corporation (FDIC) of $100,000. As of the balance sheet date, the Company had $86,377 of cash in excess of FDIC limits.

A copy of the Company's financial statements, as of December 31, 2003, pursuant to SEC Rule 17a-5 is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

GINSBERGWEISS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1 BLUE HILL PLAZA, P.O. BOX 1693
PEARL RIVER, NY 10965-8693

TEL. (845) 620-1600 FAX (845) 620-1613

To the Board of Directors
New York Global Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of New York Global Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by New York Global Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and, (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relative to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of New York Global Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as indicated in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our audit.

Respectfully submitted,

GinsbergWeiss LLP

GinsbergWeiss, LLP
February 2, 2004